

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2016

<u>Via E-Mail</u>
Michael Lehrman
Chairman and Chief Executive Officer
Rodin Global Property Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re: Rodin Global Property Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 17, 2016**
> **File No. 333-214130**

Dear Mr. Lehrman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure throughout that you may offer shares at a price that you believe reflects NAV per share of such stock more appropriately than the prior quarter's NAV per share. Please expand your disclosure to clarify how you will calculate the updated NAV per share. To the extent your template for NAV disclosures filed in these circumstances will differ, please provide us with a draft.

2. We note your response to comment 12 that promptly following any adjustment to the offering prices per share, you will file a prospectus supplement or post-effective amendment to the registration statement disclosing the offering prices and the effective date of such adjusted offering prices, and you will also post the updated information on your website. We also note your disclosure that you will ordinarily publish any adjustment to the NAV and the corresponding adjustments to the offering prices of your

shares on or around the 45th day following each completed fiscal quarter. Given that investors do not know the specific day that adjustments to the per share prices will be released, whether pursuant to a quarterly adjustment or an adjustment in cases where you believe there has been a material change to your NAV, and they will not be contacted directly if there is a subsequent change in the per share prices, please describe the process by which investors will receive the pricing information.

Questions and Answers About This Offering

What kind of offering is this?, page 2

3. We note your disclosure that you will ordinarily publish any adjustment to the NAV and the corresponding adjustments to the offering prices of your shares on or around the 45th day following each completed fiscal quarter, and your disclosure on page 169 that adjustments to the offering prices will be made publicly available by filing a prospectus supplement or post-effective amendment with the SEC and by posting on your website. Please revise your disclosure here and in the prospectus summary to more prominently describe when and where the transaction price will be available.

Estimated Use of Proceeds, page 64

4. Please revise to remove the adjusted net proceeds available for investment figures in footnote 1 to the use of proceeds tables.

Net Asset Value Calculation and Valuation Procedures

NAV and NAV Per Share Calculation, page 121

5. We note your disclosure on page 122 that for purposes of calculating your NAV, the organization and offering costs paid by your advisor through the first anniversary of the date on which you satisfy the minimum offering will not be recognized in your financial statements until the reimbursement obligation is established or reflected in your NAV until you reimburse the advisor for these costs. Please tell us when such reimbursement obligation will be established for purpose of your financial statements and the guidance upon which you relied.

Plan of Distribution, page 169

6. We note your disclosure that the transaction price may be revised after an investor makes a subscription request such that the price the investor will pay may be significantly different from the NAV per share as of the date on which the investor made the subscription request. Please explain to us how you intend to proceed (e.g., would you seek affirmative reconfirmation) if you materially amend the price after receiving subscriptions from potential investors based on the previously disclosed price.

Subscription Procedures, page 175

7. We note your disclosure that a subscription request must be made by a completed and signed subscription agreement for a specific number of shares, and the full purchase price must be paid at the time of subscription. You also state on page 2 that investors who have not received notification of acceptance of their subscription agreements prior to your publication of new offering prices may withdraw their purchase request during the five business day period after publication of a new NAV. Please expand your discussion to describe your subscription process in more detail. Explain when you will accept subscriptions and what the price will be at the time of acceptance. In this regard, it appears that subscriptions may be submitted prior to the time that the transaction price will be available. Please tell us how investors will comply with these subscription procedures. Please also clarify the information regarding price that will be available to an investor at the time the investor is contractually committed to purchase.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
        Joseph A. Herz, Esq.
        Greenberg Traurig, LLP